SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

At the annual general meeting (“AGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 30, 2018, all the agendas set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agendas for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2017

•	Dividend per share : KRW 790

2)	Approval of the maximum aggregate amount of remuneration for directors in 2018

•	Aggregate ceiling on remuneration for direactros in 2018 : 2,120,796 thousand won

2.	Voting Results

Agenda	Outstanding Shares	Attendant Shares	Shares for
1. 1)	641,964,077	528,258,103	524,629,257 (99.31%)
1. 2)	641,964,077	528,258,103	422,261,017 (79.93%)

Details on the proposed agenda for the AGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-Soo
Name:	Kim, Jong-Soo
Title:	Vice President

Date: March 30, 2018

Agenda 1. Approval of Financial Statements for the Fiscal Year 2017

Disclaimer: The financial statements for the fiscal year 2017 as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS).

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

In millions of won	2017		2016
Assets
Current assets
Cash and cash equivalents	~~W~~	2,369,739	3,051,353
Current financial assets, net		1,958,357	2,671,989
Trade and other receivables, net		7,928,972	7,788,876
Inventories, net		6,002,086	5,479,443
Income tax refund receivables		100,590	19,163
Current non-financial assets		753,992	631,860
Assets held-for-sale		27,971	65,842

Total current assets		19,141,707	19,708,526

Non-current assets
Non-current financial assets, net		2,038,913	2,657,494
Non-current trade and other receivables, net		1,754,797	1,903,515
Property, plant and equipment, net		150,882,414	145,743,056
Investment properties, net		284,714	353,680
Goodwill		2,582	2,582
Intangible assets other than goodwill, net		1,187,121	980,821
Investments in associates		3,837,421	4,092,252
Investments in joint ventures		1,493,275	1,418,196
Deferred tax assets		919,153	795,131
Non-current non-financial assets		246,818	181,789

Total non-current assets		162,647,208	158,128,516

Total Assets	~~W~~	181,788,915	177,837,042

(Continued)

Liabilities
Current liabilities
Trade and other payables, net	~~W~~	5,999,521	5,585,411
Current financial liabilities, net		9,194,552	8,942,329
Income tax payables		508,402	1,843,288
Current non-financial liabilities		5,584,308	6,368,210
Current provisions		2,137,498	1,999,988

Total current liabilities		23,424,281	24,739,226

Non-current liabilities
Non-current trade and other payables, net		3,223,480	3,558,175
Non-current financial liabilities, net		45,980,899	44,835,562
Non-current non-financial liabilities		8,072,434	7,591,605
Employee benefits liabilities, net		1,483,069	1,686,258
Deferred tax liabilities		10,415,397	8,948,520
Non-current provisions		16,224,714	13,427,151

Total non-current liabilities		85,399,993	80,047,271

Total Liabilities	~~W~~	108,824,274	104,786,497

Equity
Contributed capital
Share capital	~~W~~	3,209,820	3,209,820
Share premium		843,758	843,758

		4,053,578	4,053,578

Retained earnings
Legal reserves		1,604,910	1,604,910
Voluntary reserves		34,833,844	31,847,275
Unappropriated retained earnings		16,931,804	19,721,686

		53,370,558	53,173,871

Other components of equity
Other capital surplus		1,233,793	1,235,146
Accumulated other comprehensive loss		(271,457)	(33,875)
Other equity		13,294,973	13,294,973

		14,257,309	14,496,244

Equity attributable to owners of the controlling company		71,681,445	71,723,693

Non-controlling interests		1,283,196	1,326,852

Total Equity	~~W~~	72,964,641	73,050,545

Total Liabilities and Equity	~~W~~	181,788,915	177,837,042

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

In millions of won, except per share information	2017		2016
Sales
Sales of goods	~~W~~	55,772,548	55,379,487
Sales of services		351,157	356,743
Sales of construction services		3,212,184	4,026,857
Revenue related to transfer of assets from customers		478,973	427,297

		59,814,862	60,190,384

Cost of sales
Cost of sales of goods		(48,454,036)	(41,237,372)
Cost of sales of services		(597,423)	(557,037)
Cost of sales of construction services		(3,047,396)	(3,755,144)

		(52,098,855)	(45,549,553)

Gross profit		7,716,007	14,640,831

Selling and administrative expenses		(2,762,855)	(2,639,232)

Operating profit		4,953,152	12,001,599

Other non-operating income		390,145	412,887

Other non-operating expense		(180,055)	(188,624)

Other gains, net		156,627	70,498

Finance income		1,530,618	791,543

Finance expenses		(3,127,952)	(2,437,087)

Profit related to associates, joint ventures and subsidiaries
Share in profit of associates and joint ventures		241,537	224,435
Gain on disposal of investments in associates and joint ventures		609	52
Share in loss of associates and joint ventures		(323,225)	(243,361)
Loss on disposal of investments in associates and joint ventures		—	(2,935)
Impairment loss on investments in associates and joint ventures		(27,238)	(115,539)

		(108,317)	(137,348)

Profit before income tax		3,614,218	10,513,468

Income tax expense		(2,172,824)	(3,365,141)

Profit for the period		1,441,394	7,148,327

In millions of won, except per share information	2017		2016
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	~~W~~	170,337	(75,926)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		10,067	(2,515)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax		(7,098)	61,279
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		20,868	28,414
Foreign currency translation of foreign operations, net of tax		(134,196)	41,360
Share in other comprehensive loss of associates and joint ventures, net of tax		(154,694)	(54,914)

Other comprehensive loss, net of tax		(94,716)	(2,302)

Total comprehensive income for the period	~~W~~	1,346,678	7,146,025

Profit or loss attributable to:
Owners of the controlling company	~~W~~	1,298,720	7,048,581
Non-controlling interests		142,674	99,746

	~~W~~	1,441,394	7,148,327

Total comprehensive income attributable to:
Owners of the controlling company	~~W~~	1,230,194	7,041,557
Non-controlling interests		116,484	104,468

	~~W~~	1,346,678	7,146,025

Earnings per share
Basic and diluted earnings per share	~~W~~	2,023	10,980

Statement of Appropriation of Retained Earnings

For the year ended December 31, 2016, KEPCO’s retained earnings were appropriated on March 21, 2017. For the year ended December 31, 2017, KEPCO’s retained earnings are expected to be appropriated on March 30, 2018. Statements of appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2017 and 2016 are as follows:

	In millions of won except for dividends per share	2017		2016
	I. Retained earnings before appropriations
	Unappropriated retained earnings carried over from prior years	~~W~~		—
	Net income		1,506,852	4,261,986
	Remeasurement of the defined benefit plan		72,723	(4,328)

			1,579,575	4,257,658

	II. Transfer from voluntary reserves		—	—

	III. Subtotal ( I+II )		1,579,575	4,257,658

	IV. Appropriations of retained earnings		(1,579,575)	(4,257,658)
	Legal reserve		—	—
	Dividends (government, individual)
(Amount of dividends per share (%) :	Current year – ~~W~~790 (16%)
	Prior year – ~~W~~1,980 (40%))		(507,152)	(1,271,089)
	Reserve for business expansion		(1,072,423)	(2,986,569)
	V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

Agenda 2. Approval of the ceiling amount of remuneration for directors

•	Proposed aggregate ceiling on remuneration for directors:

•	2,120,796 thousand won in fiscal year 2018 (total number of directors: 15; number of non-standing directors: 8)

•	2,108,298 thousand won in fiscal year 2017 (total number of directors: 15; number of non-standing directors: 8)

•	We proposed to increase the maximum aggregate amount of remuneration for directors in 2018 by 0.6% compared to 2017 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 2.6% and (ii) the decreased severance payments due to the decrease in the average incumbency of our directors from 26 months to 19 months.